

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





March 22, 2006

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/22/2006

Re: Electronic Data Systems Corporation
Incoming letter dated March 13, 2006

Dear Mr. Chevedden:

This is in response to your letter dated March 13, 2006. In that letter, you requested that the Commission review the Division of Corporation Finance's March 9, 2006 no-action letter regarding a shareholder proposal submitted to EDS by Nick Rossi.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Richard D. Katcher
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Monday, March 13, 2006 11:08 AM
To: CFLETTERS
Cc: David Hollander
Subject: #7 Re Borders Group, Inc. (BGP) No-Action Request Nick Rossi

#7 Re Borders Group, Inc. (BGP) No-Action Request Nick Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 13, 2006

Ms. Nancy Morris
Secretary
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

cc:
Christopher Cox, Chairman
Cynthia A. Glassman, Commissioner
Paul S. Atkins, Commissioner
Roel C. Campos, Commissioner
Annette L. Nazareth, Commissioner
Martin P. Dunn, Acting Director, Division of Corporation Finance

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Electronic Data Systems Corporation (EDS)
#7 Shareholder Position on Company No-Action Request Electronic Data Systems Corporation (January 26, 2006) Electronic Data Systems Corporation (March 9, 2006) Reconsidation Rule 14a-8 Proposal: Poison Pill
Shareholder: Nick Rossi

Dear Ms. Morris,

This is to respectfully request that the Commission exercise its discretion to review the Division reconsideration in the Electronic Data Systems Corporation (March 9, 2006) Reconsideration because the Reconsideration raises questions of exceptional importance on the poison pill topic.

A poison pill ignores the will of shareholders and protects under-performing managers.

It is first respectfully requested that the shareholder party have adequate time to respond to the corresponding March 1, 2006 EDS request for reconsideration. EDS had more than a month from the time of the corresponding Electronic Data Systems Corporation (January 26, 2006) Office of Chief Counsel Response to prepare its March 1, 2006 request for reconsideration. Then in a week the EDS request for reconsideration was granted.

Below is the complete series of shareholder party responses on this rule

14a-8 proposal. These were not submitted with the March 2, 2006 EDS request for reconsideration.

This is to respectfully request that the Commission exercise its discretion to review the Division reconsideration in the Electronic Data Systems Corporation (March 9, 2006) Reconsideration because the Reconsideration raises questions of exceptional importance on the poison pill topic.

Sincerely,

John Chevedden

cc:
David Hollander <david.hollander@eds.com>

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 9, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

cc:
Christopher Cox, Chairman
Cynthia A. Glassman, Commissioner
Paul S. Atkins, Commissioner
Roel C. Campos, Commissioner
Annette L. Nazareth, Commissioner
Martin P. Dunn, Acting Director, Division of Corporation Finance

Electronic Data Systems Corporation (EDS)
#6 Shareholder Position on Company No-Action Request Electronic Data Systems Corporation (January 26, 2006) Rule 14a-8 Proposal: Poison Pill
Shareholder: Nick Rossi

Ladies and Gentlemen:

It is respectfully requested that the Division not make a determination on the belated March 1, 2006 request for reconsideration until the shareholder party has an opportunity for a full response.

The belated March 2, 2006 request for reconsideration is particularly untimely since the company had since Electronic Data Systems Corporation (January 26, 2006) to request reconsideration.

Additionally the company request for reconsideration may not be properly submitted. It may not include the complete documentation from both sides since the company initially submitted its no action request.

It is respectfully requested that the Division not make a determination on this belated request for reconsideration until the shareholder party has an opportunity for a full response.

Sincerely,

John Chevedden

cc:
David Hollander <david.hollander@eds.com>

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 8, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Electronic Data Systems Corporation (EDS)
#5 Shareholder Position on Company No-Action Request Electronic Data Systems Corporation (January 26, 2006) Rule 14a-8 Proposal: Poison Pill
Shareholder: Nick Rossi

Ladies and Gentlemen:

Recent Staff Legal Bulletins are evidence of an evolution in Rule 14a-8 interpretation in contrast to strict adherence to precedence.

Additionally the company has no provision for a meaningful vote as a separate ballot item. Hence, the company can effectively force shareholders to vote yes for a poison pill by offering them some accompanying real or deceptive benefit as a bundled package.

The company has not claimed to have taken any action in response to the updated text of this proposal since the 2005 annual meeting.

It is respectfully requested that the Division not make a determination on this belated request for reconsideration until the shareholder party has an opportunity for a full response.

Sincerely,

John Chevedden

cc:
Nick Rossi
David Hollander <david.hollander@eds.com>

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 26, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Electronic Data Systems Corporation (EDS)
#4 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill
Shareholder: Nick Rossi

Ladies and Gentlemen:

A precedent similar to this proposal did not receive Staff concurrence regarding (i)(10) PG&E Corporation (January 21, 2005) and its reconsideration in PG&E Corporation (March 25, 2005).

The proposal to PG&E stated:
"Resolved: Shareholder request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this policy as corporate governance policy or bylaw."

And the company responded:
"On June 29, 2004, the Corporation announced that its Board of Directors had approved a policy regarding future shareholder rights plans. The policy provides that if the Board adopts a shareholder rights plan in the future, or if the Board extends the term of a future shareholder rights plan, it will submit such adoption or extension to a shareholder vote within 12 months of such adoption or extension (the Policy)."

Thus PG&E did not receive concurrence in a similar precedent and this was reinforced by the Staff reconsideration.

It is respectfully requested that concurrence not be granted to the company.
It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
David Hollander <david.hollander@eds.com>

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 18, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Electronic Data Systems Corporation (EDS)
#3 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill
Shareholder: Nick Rossi

Ladies and Gentlemen:

Potentially related to this rule 14a-8 proposal is that the Staff in January 2006 rejected Hewlett-Packard's argument that its majority voting policy "substantially implemented" a shareholder proposal seeking to establish a majority vote standard for the election of directors. The proposal was submitted by the United Brotherhood of Carpenters Pension Fund, who requested that the company's board of directors "initiate the appropriate process" to amend Hewlett-Packard's governance documents to provide that director nominees be elected by the affirmative vote of the majority of votes cast.

Under Hewlett-Packard's majority voting policy, a director who received a greater number of votes withheld from his or her election than votes "for" such election was required to tender his or her resignation to Hewlett-Packard's Nominating and Corporate Governance Committee. The Staff rejected the Hewlett-Packard argument that this policy compared favorably with the proposal.

One interpretation of this no-action letter is that a company would henceforth have to adopt a bylaw amendment or obtain shareholder approval of a charter amendment in order to substantially implement a majority vote shareholder proposal under Rule 14a-8(i)(10). A policy statement would not be sufficient.

EDS has not addressed whether its policy statements compare favorably in durability to its charter and bylaws.

It is respectfully requested that concurrence not be granted to the company.
It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
David Hollander <david.hollander@eds.com>

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 11, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Electronic Data Systems Corporation (EDS)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill
Shareholder: Nick Rossi

Ladies and Gentlemen:

This adds further information to the December 6, 2005 shareholder response to the company no action request.

The 2005 company policy additionally fails to address "as a separate ballot item " in the 2006 rule 14a-8 proposal text. Hence a vote on a pill could, under the 2005 policy, be bundled with a vote on another ballot item that is actually attractive to shareholders. In other words a carrot and stick approach to obtain a favorable shareholder vote on a pill that a majority of shareholders oppose but will tolerate to obtain an attractive part of a bundle.

The vague company "Policy" is unworkable and unenforceable as anything other than a blank-check. The company does not define or give examples of the vague text in its "policy":
"in the exercise of its fiduciary duties"
"under the circumstances then existing"
"best interests" Does this mean any trivial or conceivable best interests.
"unless ratified by shareholders" Which shareholders? All shareholders in existence, shareholders who vote, or shareholders who vote either yes or no.

Also the company does not address whether it can make solicitations or multiple solicitations to obtain the shareholder vote.

Furthermore this policy can apparently be triggered by a mere 5-to-4 vote of directors compounded by inside directors potentially forming an alliance with outside directors having non-director links to the company. Hence based on this vague policy a pill could be adopted by a 5-4 vote with the Chairman casting the deciding vote with assists from inside directors and directors having non-director links to the company. Thus this policy could potentially deny shareholders an initial vote based on a bare 5-to-4 vote by directors not all of whom are independent.

It is respectfully requested that concurrence not be granted to the company.

It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
David Hollander <david.hollander@eds.com>

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 6, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Electronic Data Systems Corporation (EDS) Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill
Shareholder: Nick Rossi

Ladies and Gentlemen:

This is an initial response to the EDS 8-page no action request including exhibits.

The following is direct text from the proposal. It is uninterrupted, except for notations in brackets, on the text that the company fails to address in its no action letter. The non-addressed text makes this proposal distinct from anything the company has done.

3 Redeem or Vote Poison Pill

"RESOLVED, Shareholders request our Board of Directors to redeem any future or current poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.
[Not
addressed>] If practicable the substance of this proposal should be
addressed>included
in our charter or bylaws.

"[Not addressed>] According to this proposal there would be no loophole to allow a claimed circumstance or a claimed duty to override the scheduling of a shareholder vote as soon as may be practicable. Since a vote would be as soon as may be practicable it accordingly could take place within 4-months of the adoption of a poison pill by our Board. [Not addressed>] To give our board valuable insight on our views of their poison pill, a vote would occur even if our board had promptly terminated their poison pill because our board could turnaround and readopt their poison pill once terminating it.

"Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

"According to The Corporate Library (TCL), an independent investment research firm in Portland, Maine, EDS shareholders 4-times approved proposals in favor of putting any poison pill to shareholder vote. Then the EDS board finally announced that it would terminate EDS' existing poison pill in February 2005. Then the board took a huge step backwards according to TCL, and included the following caveat:

"ŒThe Board further adopted the following policy regarding the adoption of a rights plan in the future: The Board will only adopt a rights plan if either

1. EDS' stockholders have approved adoption of the rights plan or 2. the Board, including a majority of the independent members of the Board, in the exercise of its fiduciary responsibilities makes a determination that, under the circumstances existing at the time, it is in the best interests of EDS' stockholders to adopt a rights plan without seeking stockholder approval.'

"[Not addressed>] According to The Corporate Library this is known as a fiduciary out and reserves the right of the board to implement a poison pill, without shareholder approval, under vaguely described circumstances.
[Not addressed>] What is even more disappointing is that shareholders were not given the opportunity to approve this policy and approve the issuance of a pill in the exercise of fiduciary duty. [Not addressed>] By implementing a pill policy, the board avoided another vote on poison pills altogether."

Thus the company does not address these sentences in the proposal:
[Not addressed>] If practicable the substance of this proposal should be included in our charter or bylaws.
[Not addressed>] According to this proposal there would be no loophole to allow a claimed circumstance or a claimed duty to override the scheduling of a shareholder vote as soon as may be practicable.
[Not addressed>] To give our board valuable insight on our views of their poison pill, a vote would occur even if our board had promptly terminated their poison pill because our board could turnaround and readopt their poison pill once terminating it.
[Not addressed>] According to The Corporate Library this is known as a fiduciary out and reserves the right of the board to implement a poison pill, without shareholder approval, under vaguely described circumstances.
[Not addressed>] What is even more disappointing is that shareholders were not given the opportunity to approve this policy and approve the issuance of a pill in the exercise of fiduciary duty.
[Not addressed>] By implementing a pill policy, the board avoided another vote on poison pills altogether."

Implementation by Doing the Exact Opposite ?

The astonishing company theory is that if a company does the exact opposite (no shareholder vote allowed) of what a proposal calls for it actually implements the proposal. Just as long as the company does such exact opposite (no shareholder vote allowed) for no more than one-year.

Then after a year is up the company makes no claim that it could not adopt a new pill, without a shareholder vote and repeat the cycle.

EDS One-year Vote Black-Out

The company policy thus allows a one-year black-out on a shareholder vote, further compounded by the option of a complete elimination of any vote whatsoever after one-year.

Passage of Time Is Not a Substitute For a Shareholder Vote Passage of time is erroneously claimed to be a substitute for an explicitly called-for shareholder vote. No precedent is given under rule 14a-8 where the passage of time is a stand-in for a shareholder vote.

It would seem all the more consist with the concluding argument of the company to have a vote as soon as practicable. On the final page of the company letter the company claims it would usually obtain a vote prior to adopting a poison pill. Then why would the company want to delay a vote to a year later especially since an expensive special meeting might have to be called simply because the vote was not held as soon as practicable.

The following "Analyst Comments" is from The Corporate Library on the poor shareholder responsiveness of EDS at
http://www.boardanalyst.com/companies/company_profile.asp?ID=13410

"ANALYST COMMENTS

"EDS shareholders four times approved proposals in favor of putting any poison pill to shareholder vote, and approved four times proposals in favor of simple majority voting. On May 5, 2004, before the 2004 annual meeting (where both proposals were overwhelmingly approved for the fifth time), the board announced it would ask shareholders at the 2005 annual meeting to approve resolutions removing the classified board, instituting simple majority voting, and asking shareholders to approve EDS's rights plan.
Ideally, the board would have put those resolutions before the shareholders three affirmative votes ago, but this was a big step in the right direction for EDS.

"Then, on December 8, 2004, the EDS board took another step forward, announcing in an 8-K it Œdetermined that it would terminate EDS' existing rights plan in February 2005 and will not propose any rights plans for approval by stockholders at EDS' 2005 Annual Meeting of Stockholders.' Then the board took a huge step backwards, and included the following caveat:

"ŒThe Board further adopted the following policy regarding the adoption of a rights plan in the future: The Board will only adopt a rights plan if either

1. EDS' stockholders have approved adoption of the rights plan or
2. the Board, including a majority of the independent members of the

Board, in the exercise of its fiduciary responsibilities makes a determination that, under the circumstances existing at the time, it is in the best interests of EDS' stockholders to adopt a rights plan without seeking stockholder approval."

"ŒThis is known as a fiduciary out', and reserves the right of the board to implement a poison pill, without shareholder approval, under unspecified but vaguely described circumstances. What is even more disappointing is that shareholders were not given the opportunity to approve this policy and approve the issuance of a pill in the exercise of fiduciary duty. By implementing a pill policy', the board avoided another vote on poison pills altogether. (12/20/2004 - JP)"

It is respectfully requested that concurrence not be granted to the company.
It is also respectfully requested that there be an opportunity for additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
Richard Katcher via David Hollander <david.hollander@eds.com>